Exhibit 15.4

DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Darryl Steinhause darryl.steinhause@dlapiper.com T 858.638.6702 F 858.638.5002

February 26, 2016

VIA EDGAR AND OVERNIGHT MAIL

Sandra B. Hunter

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Cottonwood Multifamily REIT I, Inc.

Draft Offering Statement on Form 1-A

Submitted December 18, 2015

CIK No. 0001646910

Dear Ms. Hunter:

This letter is submitted on behalf of Cottonwood Multifamily REIT I, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 14, 2016 (the “Comment Letter”) with respect to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001646910) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on December 18, 2015, relating to the Company’s offering of up to $50,000,000 shares of common stock (the “Offering Statement”). The responses provided are based on information provided to DLA Piper, LLP (US) from the Company. The Company is concurrently submitting for review Amendment No. 1 to the draft Offering Statement (the “Amendment No. 1”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Offering Statement.

For your convenience, the Staff’s headers and numbering have been reproduced in italics herein, followed by the Company’s responses to each comment. Page references in the SEC’s comment refer to the Offering Statement and page references in the responses refer to the Amendment No. 1. Defined terms used herein but not otherwise defined have the meanings given to them in the Amendment No. 1.

General

1.

We note that you have included disclosure indicating that you intend to acquire all of your assets through joint ventures, and that you may make mezzanine loans or make preferred equity investments to or in entities that have been formed for the purpose of acquiring multifamily apartment communities. We further note that you believe you will conduct your operations so that neither you, nor your operating partnership or the subsidiaries of your operating partnership are required to register as investment companies under the Investment Company Act of 1940, as amended. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.

Sandra B. Hunter

February 26, 2016

Page Two

Please note that we will refer your response to the Division of Investment Management for further review.

Response to Comment No. 1

Cottonwood Multifamily REIT I, Inc. (the “Company”) expects that it will own all of its assets through its operating partnership, Cottonwood Multifamily REIT I O.P., LP (the “Operating Partnership”) and through one or more joint ventures (the “Joint Ventures”) with Cottonwood Residential O.P., LP (or a subsidiary thereof) (“CROP”). The Company (through a wholly-owned subsidiary) is the sole general partner of the Operating Partnership and is currently the sole limited partner of the Operating Partnership. As a result, the Operating Partnership is a wholly-owned subsidiary of the Company.

The Joint Ventures between the Company and CROP are anticipated to be formed as limited liability companies, of which both the Company and CROP are the only members and the only managers. All decisions regarding the management and operation of the Joint Ventures requiring the approval of the members of the Joint Ventures require the approval of both members and all decisions regarding the management and operation of the Joint Ventures requiring the approval of the managers require the approval of both managers, including, without limitation, the following major decisions: (i) using or permitting any person to use company funds or assets in any manner other than the exclusive benefit of the Joint Venture, (ii) altering the primary purpose of the Joint Venture, (iii) receiving from the Joint Venture a rebate or give-up, entering into any limited liability company agreement, partnership agreement, other operating agreement or joint venture, (iv) selling or transferring all or substantially all of the Joint Venture’s assets, (v) making decisions regarding the acquisition, management, financing, leasing, operation or disposition of the real property owned by the Joint Venture, (vi) borrowing or lending any sum of money by the Joint Venture, (vii) the extension of credit or becoming a surety, guarantor, endorser or accommodation maker, (viii) acquiring any real estate, (ix) merging, combining or rolling-up the Joint Venture with another entity, (x) doing any act in contravention of the Joint Venture agreement, (xi) doing any act that would make it impossible to carry on the ordinary business of the Joint Venture, (xii) obtaining insurance on behalf of the Joint Venture or any of its principals, (xiii) approving of a proposed budget, (xiv) requiring any additional capital contributions by the members of the Joint Venture except as required in an approved budget, (xv) selecting or varying accounting methods, filing of federal or state income tax returns or other income tax filings and making other decisions with respect to treatment of items for accounting, financial, reporting or federal or state income tax purposes, or other matters in connection therewith, (xvi) approving any proposed settlement with the Internal Revenue Service or other taxing authority regarding any Joint Venture matter, (xvii) distributing any Joint Venture assets in-kind, (xviii) confessing any judgement against the Joint Venture, (xix) increasing any expense not listed in an approved budget that exceeds $50,000, (xx) modifying the terms of any subsidiary partnership or operating agreement and (xxi) dissolution and winding-up of the Joint Venture.

The Company believes that the interests in the Joint Ventures are not securities for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”). In MSA Realty Corporation (March 19, 1984), the Staff granted no action relief to a company that intended to rely on the exemption from registration provided pursuant to Section 3(c)(5)(C) of the

Sandra B. Hunter

February 26, 2016

Page Three

Investment Company Act. The company intended to own its assets through general partnerships that were comprised of two partners. The partnership agreements provided that all decisions required the consent of both partners. The company argued that the joint ventures were the functional equivalent of direct interests in the real estate owned by the general partnerships and were not securities because they were not “investment contracts” as described in Securities and Exchange Commission v. W. J. Howey Co., 328 U.S. 293 (1946). The Staff has indicated in other no action relief that general partnership interests are generally not considered to be securities for purposes of the Investment Company Act. See, FCA Realty Fund, November 13, 1984.

The Joint Ventures will be structured in a manner that is nearly identical to the partnerships described in MSA Realty Corporation. While the Joint Ventures will be limited liability companies, the members of the Joint Venture will be jointly responsible for the management and operation of the Joint Venture. As a result, the Company does not believe that the Joint Venture interests should be considered to be “securities” for purposes of the Investment Company Act.

Because the interests in the Operating Partnership and Joint Ventures should not be considered to be securities, the underlying assets of the Joint Ventures should be viewed as assets of the Company. The Joint Ventures (or in some cases, the Operating Partnership directly) will acquire three types of assets (collectively, the “Investments”):

(1)	Fee interests in real estate (the “Real Estate Investments”);

(2)	Mezzanine loans to entities that acquire real estate (the “Mezzanine Loans”); and

(3)	Preferred equity investments in entities that acquire real estate (the “PE Investments”)

Because the Company will be involved in the business of acquiring real estate, Section 3(c)(5)(C) of the Investment Company Act applies. Section 3(c)(5)(C) of the Investment Company Act generally excludes from the definition of investment company any company that is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” Through numerous interpretive and no-action letters, the Staff has stated that it would regard an issuer as being engaged primarily in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate if (1) at least 55% of the issuers assets consist of “mortgages and other liens on and interests in real estate” (“Qualifying Assets”), and (2) the remaining 45% of the issuer’s assets in real estate-type interests (subject to reduction to the extent that the issuer invests more than 55% of its total assets in assets that are Qualifying Assets) (“Real Estate Related Assets”), and (3) no more than 20% of the issuers assets are in miscellaneous investments. (NAB Asset Corporation, June 20, 1991). The Company anticipates that substantially all of the Investments will be Real Estate Investments. Fee interests in real estate are “Qualifying Assets” for purposes of Section 3(c)(5). In addition, some of the Mezzanine Loans may be treated as Qualifying Assets if the Mezzanine Loan follows the Staff’s no-action guidance regarding the treatment of mezzanine loans. (Capital Trust, Inc., May 24, 2007). In all events, at least 55% of the Investments will consist of Qualifying Assets. The Company intends to treat Mezzanine Loans that are not structured in conformance

Sandra B. Hunter

February 26, 2016

Page Four

with Staff guidance and the Preferred Equity Investments as Real Estate Related Assets. In no event will miscellaneous assets comprise more than 20% of the Investments.

Section 3(c)(6) of the Investment Company Act excludes from the definition of investment company any company that is primarily engaged, directly or through majority-owned subsidiaries, in one or more of the business described in, among others, Section 3(c)(5)(C) from which not less than 25% of the company’s gross income during its last fiscal year was derived).

The Company, either directly or through majority owned subsidiaries (including the Joint Ventures) will own assets comprised primarily, but in no event less than 55%, of Qualifying Assets, and substantially all of the Company’s income, but in no event less than 25% of such income, will be derived from the Investments.

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response to Comment No. 2

The Company’s repurchase plan provides that no repurchase of any shares may be made within 1 year from the date that the shares are acquired by a purchaser. The offering of shares is being made for a 1 year period. As a result, the Company does not believe that it will be possible for any repurchases to occur during the offering period. Notwithstanding the above, the Company has reviewed the repurchase plan and believes that the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. The Company will contact the Division of Corporation Finance, Office of Mergers and Acquisitions if any questions arise regarding the Company’s repurchase plan.

Sandra B. Hunter

February 26, 2016

Page Five

Cover Page

3.	Please revise to include risk factors on the cover page briefly describing your most significant risks. Refer to Section 1.D of Industry Guide 5.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised its offering circular to include risk factors on the cover page briefly describing its most significant risks. See the cover page of Amendment No. 1.

Summary of the Offering, page 3

Properties Acquisition, page 4

4.	We note your disclosure indicates both that you have not identified any properties to acquire and that you believe that your purchase of a specific multifamily property in Tampa Florida with an anticipated $46 million purchase price is imminent. Please tell us how you have reached the conclusion on page F-5 that you have not identified any assets in which there is a reasonable probability that you will invest.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised its offering circular to include disclosure regarding Altis Highland Park (“Altis”), a multifamily apartment community in Tampa, Florida as there is a reasonable probability that the Company will invest in Altis after it raises the minimum offering amount. See pages 4, 11, 21, 33 and 46 of Amendment No. 1.

With respect to the Staff’s comment regarding page F-5 of the draft Offering Statement, the Company has removed the statement indicating that the Company had not identified any assets from the footnote in the revised attached financials. See page F-5 of Amendment No. 1.

Joint Ventures, page 6

5.

We note your disclosure on page 105, stating that “All decisions regarding the operations of the joint venture, including the acquisition of investments, the financing of investments or the disposition of investments, will require the approval of both of our operating partnership and Cottonwood Residential O.P., LP.” Please revise your disclosure in this section to clarify, if true, that you (through your operating partnership) and Cottonwood Residential O.P., LP will have equal management authority with respect to joint ventures despite unequal capital contributions. In addition, please specifically address who will make decisions on your behalf regarding the

Sandra B. Hunter

February 26, 2016

Page Six

management and operation of the joint ventures into which you and Cottonwood Residential O.P., LP enter.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised its offering circular to clarify that the Company (through its operating partnership) and Cottonwood Residential O.P., LP will have equal management authority with respect to joint ventures despite unequal capital contributions. In addition, the offering circular was revised to disclose who will make decisions on the Company’s behalf regarding the management and operation of the joint ventures. See pages 6 and 106 of Amendment No. 1.

Distributions from the Joint Ventures, page 7

6.	Please revise to provide an example of how Cash from Operations from each joint venture will be distributed.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised its offering circular to include an example of how Cash From Operations from each joint venture will be distributed. See page 8 of Amendment No. 1.

Risk Factors, page 18

7.	We note your disclosure, including on page 16, that after December 31, 2019, Cottonwood Residential O.P., LP will have the option, in its sole discretion, to purchase your operating partnership’s interest in all, but not less than all, of the joint ventures and any direct interests in real property not held in a joint venture at their fair market value. Please include a risk factor specifically addressing the risks relating to this arrangement, or advise us why you do not believe this disclosure would be material to shareholders.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised its offering circular to include a risk factor about Cottonwood Residential O.P., LP’s option to purchase the operating partnership’s interest in all, but not less than all, of the joint ventures and any direct interests in real property not held in a joint venture. See page 32 of Amendment No. 1.

Sandra B. Hunter

February 26, 2016

Page Seven

Estimated Use of Proceeds, page 44

8.	We note your disclosure in footnotes 2 and 3 on page 44 that your sponsor will pay all selling commissions, managing broker-dealer fees and all organizational and offering expenses. Please revise your tabular disclosure to reflect the dollar amount and percentage represented by the selling commissions and offering expenses to be paid by your sponsor. Although they will be paid by your sponsor, these fees are still offering expenses. Industry Guide 5, Part 3.B., requires the presentation of these expenses in the tabular summary.

Response to Comment No. 8

In response to the Staff’s comment, the Company has revised the Estimated Use of Proceeds table in its offering circular to include all selling commissions, managing broker-dealer fees and all organizational and offering expenses paid by the Company’s sponsor. See page 44 of Amendment No. 1.

9.	Please revise your footnotes to the Estimated Use of Proceeds Table to clarify whether you will reimburse your sponsor or its affiliates for the payment of the selling commissions and offering expenses. In addition, please revise to clarify, if true, that other fees payable to your sponsor or its affiliates are not higher and will not increase in order to indirectly reimburse the sponsor or its affiliates for the payment of selling commissions and offering expenses.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised its offering circular to clarify that no securities will be sold if the sponsor does not pay the selling commissions, managing broker-dealer fees and all organizational and offering expenses. In addition, the offering circular has been revised to clarify that the fees paid to our sponsor and its affiliates will not increase. See pages 44 and 52 of Amendment No. 1.

Management, page 46

Other Affiliates, page 50

10.	We note your disclosure on page 51 that if your sponsor does not pay the selling commissions and managing broker-dealer fees and organizational and offering expenses, the terms of the contracts between you and your sponsor may be on terms that are more advantageous to you. We further note your statement that potential investors should consult their investment advisors about this. Please expand your disclosure to clarify how the terms of the contracts between you and your sponsor will change if your sponsor determines not to pay the listed fees or advise.

Sandra B. Hunter

February 26, 2016

Page Eight

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised its offering circular to clarify that no securities will be sold if the sponsor does not pay the selling commissions, managing broker-dealer fees and all organizational and offering expenses. The referenced statement was included in response to informal discussions with the Financial Industry Regulatory Agency (“FINRA”) where FINRA representatives stated that FINRA would recommend inclusion of such statement. See pages 44 and 52 of Amendment No. 1.

Conflicts of Interest

Our Affiliates’ Interests in Cottonwood Residential O.P., LP

Allocation of Investment Opportunities, page 58

11.	We note your disclosure stating “If we sell one of our assets, we will not have priority for any suitable investment identified by Cottonwood Residential O.P., LP until the competing entity has invested at least 85% of its available capital. Cottonwood Residential O.P., LP may, but is not required to, present potential investments in multifamily real estate related assets to our operating partnership.” Please revise your disclosure to clarify whether this policy will be triggered upon your first sale of an asset, even if you have not yet invested at least 85% of the capital raised in this offering.

Response to Comment No. 11

In response to the Staff’s comment, the Company has revised its offering circular to clarify that the above stated policy will only be triggered if the Company has invested at least 85% of the capital raised in this offering and sells one of its assets. See pages 5, 59 and 106 of Amendment No. 1.

Prior Performance Summary, page 72

12.	Please revise this section to include the disclosures required by Section 8.A.1 of Industry Guide 5, including without limitation:

•	The total amount of money raised from investors in your sponsor’s prior programs that invested primarily in real estate;

•	The total number of investors;

•	The number of properties purchased and location by region;

•	The aggregate dollar amount of properties purchased;

•	The percentage (based on purchase price) of properties that are commercial and

Sandra B. Hunter

February 26, 2016

Page Nine

residential;

•	The percentage (based on purchase prices) of new, used, or construction properties; and

•	The number of properties sold.

Response to Comment No. 12

In response to the Staff’s comments, the Company has revised the offering circular to include the information requested. With respect to the prior programs that involved the contribution of property interests to newly formed limited liability companies, the Company has not provided the dollar amount raised or the total value of the property acquired. In these instances, contributing investors received their pro rata portion of limited liability company interests in exchange for the contribution of undivided interests in the property. If the investor owned a 3% undivided interest in the property, the investor received a 3% percentage interest in the limited liability company.

13.	Please balance your disclosure in this section by including a discussion of the major adverse business developments experienced by any prior program of your sponsor. Refer to Section 8.A.2 of Industry Guide 5.

Response to Comment No. 13

In response to the Staff’s comments, the Company has revised the offering circular to include the information requested.

Report of Independent Auditors, pages F-2 to F-3

14.	In an amended filing, please include an audit report that meets all technical requirements for an independent auditors’ report including disclosure of the city and state of the firm’s office which issued the report. Reference is made to section (b)(2) of Part F/S of Regulation A.

Response to Comment No. 14

In response to the Staff’s comment, the auditor’s report has been amended to meet the technical requirements for an independent auditor’s report. See page F-3 of Amendment No. 1.

Sandra B. Hunter

February 26, 2016

Page Ten

Note 5- Related-Party Transactions (continued)

CROP’s Purchase Option, page F-14

15.	Please clarify your disclosure to indicate if the purchase option is open-ended or terminates on a particular date.

Response to Comment No. 15

In response to the Staff’s comment, the Company has revised its offering circular to clarify that Cottonwood Residential O.P., LP’s purchase option will expire upon the earliest of: (i) the sale of the last joint venture’s assets, (ii) December 31, 2029 or (iii) a merger of the Company into another REIT, real estate company or other entity. See pages 16, 66, 108 and F-14 of Amendment No. 1.

Exhibit 11

Acknowledgement of Independent Auditors

16.	In an amended filing, please include a consent that appropriately dates the auditors’ report and provides the date of the auditors’ consent. Please also consider if you have relied upon the auditors’ status as experts in your disclosure about the independent auditors on page 112 and in regards to the requirements for Exhibit 11. Reference is made to section 11 in Item 17 of Regulation A.

Response to Comment No. 16

In response to the Staff’s comment, the Company has revised its offering circular to update the disclosure about the independent auditors and EY has amended its consent. See page 113 and Exhibit 11 of Amendment No. 1.

Exhibit 15.1 – Prior Performance Tables

17.	We note your disclosure that “[t]he prior programs had investment objectives that were not similar to those of Cottonwood Multifamily REIT I, Inc.” Please advise us how the investment objectives of the prior programs differed from your investment objectives.

Response to Comment No. 17

In response to the Staff’s comment, the Company has revised Exhibit 15.1 to clarify how Cottonwood Residential O.P., LP’s investment objectives of the prior programs differed from the Company’s investment objectives. See Exhibit 15.1 of Amendment No. 1.

Sandra B. Hunter

February 26, 2016

Page Eleven

18.	Please provide us with a detailed explanation of why you believe the information required by Table I – Experience in Raising and Investing Funds and Table V – Sales or Disposals of Properties, respectively, of Industry Guide 5 is not applicable to the prior programs. We may have further comment.

Response to Comment No. 18

Our sponsor, Cottonwood Residential O.P, LP is the operating partnership of a real estate investment trust that is in the business of acquiring interest in real estate. Cottonwood Residential O.P., LP has not sponsored programs during the most recent three years which raised money from investors, other than offerings of its own securities. As a result, the Company does not believe that Table I is applicable to Cottonwood Residential O.P., LP or Cottonwood Residential, Inc.

Table III – Annual Operating Results of Prior Programs

19.	Please include introductory disclosure to Table III to explain the criteria you used to determine which prior programs should be included in the table. Additionally, please revise Table III to provide distribution data per $1,000 invested. Refer to CF Disclosure Guidance: Topic No. 6.

Response to Comment No. 19

In response to the Staff’s comment, the Company has revised Exhibit 15.1 to include information regarding the properties acquired by our sponsor, Cottonwood Residential O.P., LP. Other than the limited programs sponsored by Cottonwood Residential O.P., LP and described in Table III and Table IV, Cottonwood Residential O.P., LP has not sponsored any prior programs, but is a real estate investment trust that directly acquires interests in real estate.

Table IV – Results of Completed Programs

20.	Please include footnote disclosure explaining how Annualized Return on Investment was calculated.

Response to Comment No. 20

In response to the Staff’s comment, the Company has revised the offering circular to include a description of how the Annualized Return on Investment was calculated with respect to the information on Table IV.

Sandra B. Hunter

February 26, 2016

Page Twelve

If you have any questions or would like additional information regarding the offering please contact me at (858) 638-6702 or Amy Giannamore at (858) 677-1497.

Sincerely,

DLA Piper LLP (US)

/s/ Darryl Steinhause

Partner

DS